Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

VIA EDGAR	January 23, 2007

Jeff Jaramillo

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Granite City Food & Brewery Ltd.
Form 10-KSB for the Fiscal Year Ended December 27, 2005
Form 10-Q for the quarterly period ended June 27, 2006
Form 8-K dated August 1, 2006

File No. 000-29643

Dear Mr. Jaramillo:

We are responding to the letter from Linda Cvrkel dated January 12, 2007.  Our response follows the comment included in such letter, which is presented in boldface type.  From a disclosure perspective, we intend to address your comment in future periodic reports in accordance with the response set forth below.

Form 10-KSB for the Fiscal Year Ended December 27, 2005

Note 10 - Commitments and contingencies

Development agreement, page F-18

1.                                      We note from your response to our comment 3 that you have entered into a guarantee for a Madison ground lease between your Developer and a third party, which you believe does not meet the criteria for the type of guarantees as set forth in paragraph 3 of FIN No. 45.  In this regard, please provide us with the nature and terms of this guarantee and your rational for concluding that the above guarantee is not within the scope of FIN No. 45, support with the specific accounting literature used in your conclusion.

As we previously disclosed, although we have entered into a guarantee for a Madison ground lease between our developer and a third party (the landlord), the guarantee is not related to the construction payments, and we believe it does not meet the criteria for the types of guarantees as set forth in paragraph 3 of FIN No. 45.

Specifically, the guaranty of lease requires Granite City Food & Brewery Ltd. and two other individuals (not related to Granite City Food & Brewery Ltd.) to jointly and severally guarantee the ground lease agreement between Dunham Capital Management, LLC (our developer) and the landlord.  Please note the primary ground lease is between the landlord and Dunham Capital Management, LLC.  In turn, we have a sublease of the Madison ground lease on substantially the same terms as between Dunham Capital Management, LLC and the landlord.

The nature and terms of this guarantee require the guarantor to guarantee the prompt and full payment of rent and all other sums due to the landlord under the said lease and the prompt and complete performance of all covenants contained in the lease.  Additionally, the guarantor waives diligence, demand for payment or performance, extension of time of payment or performance, notice of acceptance of the guaranty, notice of nonpayment and other such related rights.

The full amount of this lease commitment is already being accounted for under the ground lease and, in turn, we will fully disclose the terms of our sublease of the ground lease in our periodic financial reporting along with the related guarantee.  There is no specific requirement within the scope of FIN No. 45 that requires us to account for this lease liability differently than those required under FASB No. 13.  The primary reason for the guaranty was to obtain the guaranty of two separate individuals that are related to the developer (Dunham Capital Management, LLC).   In essence, the guarantee that has been executed is essentially a “personal guarantee” of others beyond the primary lessee (Dunham Capital Management, LLC) and the subleasee (Granite City Food & Brewery Ltd.)

In summary, we are not guaranteeing anything beyond what is already required under the ground lease, which is being accounted for as a lease commitment under FASB No. 13.

We acknowledge that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0674.

Sincerely,

/s/ Peter P. Hausback

Peter P. Hausback
Chief Financial Officer

cc:	John A. Lawson, CPA
Avron L. Gordon, Esq.
Steven J. Wagenheim, CEO